UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 27, 2014

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release **Appointment of Non-Executive Directors**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU

AngloGold Ashanti Announces Changes to the Board of Directors

In compliance with Paragraph 3.59 of the Listings Requirements of the JSE Limited, AngloGold Ashanti is pleased to announce the appointment of Albert Garner and Maria Richter as Non-Executive Directors to its Board of Directors, with effect from 1 January 2015.

Albert Garner ("Al") has extensive experience in capital markets, corporate finance and mergers and acquisitions having worked with Lazard Frère & Co., LLC ("Lazard") for 35 years in various leadership positions.   He is one of the most senior bankers at Lazard, currently leading their special committee practice and chairing their fairness opinion committee.   He formerly led Lazard's corporate finance practice. Al became a general partner in 1989 and is now Vice Chair, US Investment Banking.   Over the past 10 years he has advised and acted as lead advisor to in excess of 50 companies and their boards of directors on transformative transactions.

Al was educated at Princeton University where he graduated with a BSE, magna cum laude, in Aerospace and Mechanical Sciences.

Maria Richter is a lawyer, investment banker and accomplished and experienced FTSE 100 non-executive director who has served on a diverse range of UK and International boards. She served on the board of the National Grid plc, one of the largest electricity and gas companies in the UK, from 2003 to July 2014 where she was the Chairperson of the Finance Committee and member of the Audit and Nominations Committee. Maria currently sits on the boards of Rexel, France, a global leader in the professional distribution of energy products and services and Bessemer Trust, a US wealth and management company. She is a member of the Audit and Compensation committees of Rexel and the Remuneration Committee of Bessemer Trust. She also serves on the Board of Pro Mujer International, a women's microfinance network and Chairman of the Board of Trustees of Pro Mujer UK. Maria's professional career spanned 1985 to 2002 during which time she served in various positions at the former Dewey Ballantine, Prudential, Salomon Brothers Inc and Morgan Stanley & Co.

Maria has a Bachelor of Arts degree from Cornell University and a JurisDoctor Degree from Georgetown University Law Center. She is a dual citizen of the Republic of Panama and the United States.

"I'm delighted *to welcome two such experienced and well regarded professionals to our Board",*Sipho Pityana, Chairman of the AngloGold Ashanti Board said. *"The extensive experience and depth of our new colleagues will add further depth to the Board's financial and strategic capabilities".*

JSE Sponsor: Deutsche Securities (SA) Proprietary Limited

ENDS

Contacts

Media

Chris Nthite   +27 (0) 11 637 6388/+27 (0) 83 301 2481   cnthite@anglogoldashanti.com
Stewart Bailey   +27 11 637 6031/+27 81 032 2563   sbailey@anglogoldashanti.com
General inquiries   media@anglogoldashanti.com

Investors

Stewart Bailey   +27 11 637 6031/+27 81 032 2563   sbailey@anglogoldashanti.com
Fundisa Mgidi (South Africa) +27 82 821 5322/+27 11 6376763   fmgidi@anglogoldashanti.com

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions and dispositions, AngloGold Ashanti's liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management. For a discussion of such risk factors, refer to AngloGold Ashanti's annual report on Form 20-F for the year ended 31 December 2013, which was filed with the United States Securities and Exchange Commission ("SEC") on 14 April 2014. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

AngloGold Ashanti Limited

Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN No. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: November 27, 2014

By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance